Exhibit 21

List of Worldwide Subsidiaries of Response Biomedical Corp. as of March 19, 2015

Structure of ownership and control:

Response Biomedical Corp. wholly owns the below mentioned entity.

Subsidiary Name	Jurisdiction of Organization

Response Point of Care Inc.	Delaware

Response Biomedical Inc. (Inactive)	Washington